Exhibit 99.1

Wetour Robotics (NASDAQ: WETO) Joins Qualcomm Partner Network, advancing Orchestra Physical AI Toward Commercial Scale

Membership supports Wetour Robotics’ evaluation of Qualcomm Dragonwing technologies for future industrial and embedded IoT applications

AUSTIN, Texas, July 23, 2026 (GLOBE NEWSWIRE) -- Wetour Robotics Limited (NASDAQ: WETO), a Physical AI infrastructure and wearable robotics company headquartered in Austin, Texas, today announced that it has joined the Qualcomm Partner Network™ Industrial and Embedded IoT Track.

Membership provides access to Qualcomm tools, technical and business training, development support, marketing resources and ecosystem visibility for companies developing industrial and embedded IoT offerings.

Advancing Orchestra for Industrial Physical AI

Wetour Robotics’ Orchestra platform is a multimodal edge AI operating system that coordinates wearable sensors with intelligent physical devices. Its core modules include VisionLink for computer vision, Conductor for sEMG-based neuromuscular gesture recognition and Spatial Intent Fusion for combining pointing direction with gesture input. These modules have been demonstrated together on a portable edge AI hub.

Through the Qualcomm Partner Network, Wetour Robotics plans to evaluate Qualcomm Dragonwing™ technologies for potential future Orchestra applications in industrial robotics, smart factory operations, worker-assistance and embedded IoT environments. Any integration or deployment will depend on technical feasibility, product availability and customer requirements.

“Physical AI applications require different combinations of computing performance, power efficiency, latency and connectivity,” said Nan Zheng, Chief Executive Officer of Wetour Robotics. “Joining the Qualcomm Partner Network gives us a structured way to evaluate Qualcomm Dragonwing technologies for future Orchestra deployments where their capabilities align with the application.”

About Wetour Robotics Limited

Wetour Robotics Limited (NASDAQ: WETO) is a Physical AI infrastructure and wearable robotics company headquartered in Austin, Texas. The Company is developing Orchestra, a portable edge AI platform that connects wearable sensors, visual intelligence and connected physical devices. Orchestra’s core modules include VisionLink, Conductor and Spatial Intent Fusion. Visit www.wetourrobotics.com.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, including statements regarding the Company’s evaluation of Qualcomm Dragonwing technologies, potential future integration with Orchestra, development of industrial Physical AI applications, future deployments and commercialization. These statements are subject to risks and uncertainties, including technical feasibility, product and development-tool availability, development timing, market acceptance, customer demand, competition, financing requirements and the Company’s ability to develop and commercialize the contemplated solutions. Membership in the Qualcomm Partner Network does not guarantee technology integration, product availability, joint development, customer deployment, revenue, or endorsement, validation or certification of Orchestra by Qualcomm Technologies. Actual results may differ materially from those expressed or implied. Additional risks are described in the Company’s filings with the U.S. Securities and Exchange Commission. The Company undertakes no obligation to update forward-looking statements except as required by law.

Qualcomm and Qualcomm Dragonwing are trademarks or registered trademarks of Qualcomm Incorporated. Qualcomm Partner Network is a trademark of Qualcomm Incorporated. Qualcomm branded products are products of Qualcomm Technologies, Inc. and/or its subsidiaries.

Investor Relations Contact

Annabelle Li
Head of Investor Relations
ir@wetourrobotics.com